Exhibit (a)(1)(QQ)

Omnicare, Inc. • 100 East RiverCenter Boulevard • Covington, Kentucky 41011 • 859/392-3300 • 859/392-3360 Fax

Omnicare	news release

OMNICARE RAISES TENDER OFFER FOR

NEIGHBORCARE TO $32.00 PER SHARE IN CASH

COVINGTON, Ky., June 16, 2005 - Omnicare, Inc. (NYSE: OCR) today announced that it will increase its tender offer to purchase all of the outstanding common stock of NeighborCare, Inc. (NASDAQ: NCRX) to $32.00 per share in cash for a total transaction value of approximately $1.7 billion, which includes the assumption of NeighborCare’s net debt. The revised tender offer is scheduled to expire at 5:00 p.m., New York City time, on June 30, 2005, unless extended.

This increased offer price represents an 81% premium over NeighborCare’s closing stock price on May 21, 2004, the last trading day before Omnicare’s initial offer was made public on May 24, 2004, and a 50% premium over the 30-day average trading price of NeighborCare common stock prior to the public announcement of Omnicare’s initial offer.

“We continue to believe that the combination of Omnicare and NeighborCare will create a premier institutional pharmacy company and result in substantial benefits to both companies’ shareholders and other interested constituencies,” said Joel F. Gemunder, president and chief executive officer of Omnicare. “In light of our increased offer and the fact that we have satisfied the HSR condition to our offer, we look forward to sitting down with NeighborCare’s Board to discuss this compelling combination. Our increased all-cash offer of $32.00 per share provides certainty and premium value for NeighborCare’s shareholders.”

Omnicare noted that its Board fully supports this increased offer and that no further corporate action on the part of Omnicare is required to consummate the proposed transaction. In addition, Omnicare has commitments for financing that are sufficient to consummate the transaction.

Below is the complete text of a letter sent today from Joel F. Gemunder to the NeighborCare Board of Directors:

[LETTERHEAD OF OMNICARE, INC.]

June 16, 2005

BY FACSIMILE AND FEDEX

Board of Directors

NeighborCare, Inc.

601 East Pratt Street, 3rd Floor

Baltimore, Maryland 21202

Dear NeighborCare Board Members:

At 11:59 p.m. last evening, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 applicable to Omnicare’s offer to acquire all of the outstanding shares of NeighborCare common stock expired. As you are aware, the expiration of the HSR waiting period satisfies one of the conditions to Omnicare’s offer and removes a significant hurdle to a combination of Omnicare and NeighborCare.

Omnicare is today announcing an increase in its cash offer for all of the outstanding shares of NeighborCare common stock to $32.00 per share in cash. This offer price represents an 81% premium over NeighborCare’s closing stock price on May 21, 2004, the last trading day before Omnicare’s initial offer was made public on May 24, 2004, and a 50% premium over the 30-day average trading price of NeighborCare common stock prior to the public announcement of Omnicare’s initial offer.

Omnicare’s increased offer represents a unique opportunity for NeighborCare shareholders to realize certainty and premium value today, especially when considering the following:

•	Omnicare has increased its premium offer notwithstanding the fact that NeighborCare management has reduced 2005 EPS guidance by 31%.

•	NeighborCare’s 2005 EPS guidance of $1.35-$1.60 established on June 14, 2004 in the wake of our premium offer was reduced 31% on May 4, 2005 to $1.02.

•	NeighborCare is significantly underperforming the projections that management provided as a means to justify its standalone plan.

•	Omnicare’s all-cash offer provides value that is clearly fair on any objective metric and eliminates business execution risk for your shareholders.

In light of the foregoing, you should give serious consideration to where NeighborCare’s stock would trade absent Omnicare’s offer.

As we have been saying for more than a year, a combination of Omnicare and NeighborCare is compelling and will result in substantial benefits to both companies’ shareholders and other interested constituencies. We continue to believe that this is the case, and we continue to be committed to an acquisition of NeighborCare. With the antitrust review behind us, we are increasing our offer now because we want to negotiate the other terms of a definitive agreement promptly.

As we have announced, we also intend to nominate three directors to the NeighborCare Board of Directors and solicit proxies from NeighborCare’s shareholders for the election of these nominees at your next annual meeting of shareholders. We would hope to avoid this process and negotiate the terms of a definitive agreement as promptly as practicable.

We and our advisors are prepared to meet with you and your advisors immediately to negotiate the terms of a definitive agreement. I look forward to hearing from you soon.

Sincerely,

/s/ JOEL F. GEMUNDER
Joel F. Gemunder
President and Chief Executive Officer

Dewey Ballantine LLP and Axinn, Veltrop & Harkrider LLP are acting as legal counsel to Omnicare and Lehman Brothers and Lazard are acting as financial advisors. Innisfree M&A Incorporated is acting as information agent for Omnicare’s offer.

About Omnicare, Inc.

Omnicare, Inc. (NYSE:OCR), a Fortune 500 company based in Covington, Kentucky, is a leading provider of pharmaceutical care for the elderly. Omnicare serves residents in long-term care facilities comprising approximately 1,090,000 beds in 47 states in the United States and in Canada, making it the largest U.S. provider of professional pharmacy, related consulting and data management services for skilled nursing, assisted living and other institutional healthcare providers. Omnicare also provides clinical research services for the pharmaceutical and biotechnology industries in 30 countries worldwide.

This press release contains certain statements which are “forward-looking” statements under the federal securities laws and involve risks and uncertainties relating to the occurrence of future events. These statements include, but are not limited to, the impact of the NeighborCare acquisition on Omnicare’s earnings in 2004 and beyond; Omnicare’s ability to build upon its existing operations; geographic expansion opportunities; Omnicare’s ability to leverage services and capabilities among its national network of institutional pharmacies; Omnicare’s ability to successfully integrate this acquisition and achieve synergies; and Omnicare’s strategy in the institutional pharmacy business. Certain factors that could cause actual events not to occur as expressed in the forward-looking statements include, but are not limited to, the inability to integrate the NeighborCare acquisition as anticipated; the inability to realize expected revenues, earnings, synergies and other benefits from the NeighborCare acquisition; the performance of Omnicare’s institutional pharmacy business; business conditions in the institutional pharmacy industry generally; the inability to expand geographically as anticipated; the inability to leverage services and capabilities among Omnicare’s network of institutional pharmacies as anticipated; the effectiveness of Omnicare’s strategy in the institutional pharmacy business; and the ability of the NeighborCare acquisition to strengthen relationships with pharmaceutical and biotechnology companies. Omnicare assumes no obligation to update the forward-looking information. Other risks and uncertainties concerning Omnicare’s performance are set forth in reports and documents filed by Omnicare with the Securities and Exchange Commission from time to time. Please use caution in placing reliance on forward-looking statements.

This document is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made only through an offer to purchase and related letter of transmittal. Investors and security holders are strongly advised to read the tender offer materials of Omnicare because they contain important information. The tender offer materials have been filed by Omnicare with the Securities and Exchange Commission (SEC). Investors and security holders may obtain a free copy of these materials and other relevant documents on the SEC’s web site at: http://www.sec.gov. The tender offer materials and related documents may also be obtained for free by directing such requests to Omnicare at (859) 392-3331.

Contacts:

Cheryl Hodges Omnicare (859) 392-3331	Joele Frank / Steve Silva Joele Frank, Wilkinson Brimmer Katcher (212) 355-4449

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